HIGHLIGHTS

  Produced a quarterly record of 43,425 boe/d for Q1/2010 (an increase of 9% from Q1/2009 and 2% from Q4/2009);
  Generated funds from operations of $107.5 million in Q1/2010 (an increase of 81% from Q1/2009 and 10% from Q4/2009);
  Drilled our highest rate wells to date in our light resource plays in the Bakken/Three Forks in North Dakota and the Viking in southwest Saskatchewan;
  Subsequent to the end of Q1/2010, entered into an agreement to acquire heavy oil assets in the Lloydminster area of southwest Saskatchewan, which are producing approximately 900 bbl/d and include 32,100 net acres of undeveloped land: and
  Delivered total market return (assuming reinvestment of distributions) of 18% in Q1/2010.

	Three Months Ended
	March 31, 2010	December 31, 2009	March 31, 2009
FINANCIAL (thousands of Canadian dollars, except per unit amounts)
Petroleum and natural gas sales	261,782	237,981	150,336
Funds from operations (1)	107,498	97,344	59,372
Per unit - basic	0.98	0.90	0.61
Per unit - diluted	0.95	0.87	0.60
Cash distributions declared (net of DRIP)	49,142	37,286	34,947
Per unit	0.54	0.42	0.42
Net income (loss)	51,954	27,956	(8,490)
Per unit - basic	0.47	0.26	(0.09)
Per unit - diluted	0.46	0.25	(0.09)

Exploration and development	57,011	45,471	47,664
Acquisitions – net of dispositions	2,333	37,083	(16)
Total oil and gas expenditures	59,344	82,554	47,648

Bank loan	257,364	265,088	272,421
Convertible debentures	6,353	7,736	10,219
Long-term notes	150,000	150,000	226,768
Working capital deficiency	50,381	51,452	52,531
Total monetary debt (2)	464,098	474,276	561,939

(1)
Funds from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items. Baytex’s funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months ended March 31, 2010.

(2)
Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instrument gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.

Baytex Energy Trust   First Quarter Report 2010   1

	Three Months Ended
	March 31, 2010	December 31, 2009	March 31, 2009
OPERATING
Daily production
Light oil and NGL (bbl/d)	6,660	6,541	7,120
Heavy oil (bbl/d)	27,278	26,423	23,432
Total oil (bbl/d)	33,938	32,964	30,552
Natural gas (mmcf/d)	56.9	58.5	55.3
Oil equivalent (boe/d @ 6:1) (1)	43,425	42,713	39,762

Average prices (before hedging)
WTI oil (US$/bbl)	78.71	76.19	42.98
Edmonton par oil ($/bbl)	80.31	76.73	50.29
BTE light oil and NGL ($/bbl)	68.04	62.68	43.05
BTE heavy oil ($/bbl) (2)	62.07	57.24	33.97
BTE total oil ($/bbl)	63.24	58.31	36.11
BTE natural gas ($/mcf)	5.31	4.87	5.42
BTE oil equivalent ($/boe)	56.41	51.71	35.28

USD/CAD noon rate at period end	0.9846	0.9555	0.7935
USD/CAD average rate for period	0.9607	0.9467	0.8030

TRUST UNIT INFORMATION
TSX
Unit price (Cdn$)
High	$ 36.80	$ 30.50	$ 17.49
Low	$ 29.50	$ 21.57	$ 9.77
Close	$ 34.35	$ 29.70	$ 15.10
Volume traded (thousands)	22,448	22,820	38,989

NYSE
Unit price (US$)
High	$ 36.07	$ 29.32	$ 14.85
Low	$ 27.56	$ 19.83	$ 7.84
Close	$ 33.96	$ 28.30	$ 12.07
Volume traded (thousands)	4,452	5,492	12,545

Units outstanding (thousands)	110,650	109,299	98,479

(1)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)	Heavy oil wellhead prices are net of blending costs.

Forward-Looking Statements

This report contains forward-looking statements relating to: our exploration and development capital expenditures for 2010; our production level for 2010; our proposed acquisition of heavy oil assets in the Lloydminster area, including the aggregate cash consideration for the acquisition, the timing of closing of the acquisition, production from the acquired assets, the development potential of the acquired assets and our ability to integrate the acquired assets with our existing assets; our heavy oil resource play at Seal, including initial production rates from new wells; our Bakken/Three Forks light oil resource play in North Dakota, including initial production rates from new wells, our ability to improve initial production rates through improvements in completion techniques and the potential to develop the property with infill drilling; our Viking light oil resource play in Alberta and Saskatchewan, including initial production rates from new wells and the development potential of our lands; heavy oil price differentials; our ability to fund our capital expenditures and distributions from funds from operations in 2010; our liquidity and financial capacity; our effective cash tax expenses in 2011, 2012, 2013 and 2014; and our plan to convert to a corporate legal form, including the timing of the conversion and our dividend policy as a corporation. We refer you to the end of the Management’s Discussion and Analysis section of this report for our advisory on forward-looking information and statements.

2   Baytex Energy Trust   First Quarter Report 2010

MESSAGE TO UNITHOLDERS

Operations Review

Production averaged 43,425 boe/d during the first quarter of 2010, as compared to 42,713 boe/d in the fourth quarter of 2009, a 2% increase in oil-equivalent production. Oil production increased by 3% and natural gas production declined by 3% as compared to the prior quarter.

Capital expenditures for exploration and development activities totaled $57.0 million for the first quarter of 2010. During the first quarter of 2010, Baytex participated in the drilling of 51 (39.9 net) wells, resulting in 41 (31.1 net) oil wells, three (1.8 net) natural gas wells, six (6.0 net) stratigraphic wells and one (1.0 net) service well for a 100% success rate. First quarter drilling included 25 (18.7 net) wells in our Lloydminster heavy oil area, five (5.0 net) producing wells and six (6.0 net) stratigraphic wells at Seal, 12 (9.1 net) wells in our light oil and gas areas in western Canada and three (1.1 net) wells in North Dakota.

Consistent with previous guidance, our exploration and development capital budget for 2010 is $235 million, which is designed to generate an average production rate of 43,500 boe/d. Guidance for 2010 average production is being increased from 43,500 boe/d originally to 44,000 boe/d including the contribution from the Lloydminster acquisition.

Heavy Oil

In the first quarter of 2010, heavy oil production averaged 27,278 bbl/d, an increase of 16% over the first quarter of 2009 and 3% over the fourth quarter of 2009. During the first quarter of 2010, we drilled 29 (22.7 net) producing wells and seven (7.0 net) stratigraphic test or service wells on our heavy oil properties at a 100% success rate.

Production from Seal averaged approximately 7,300 bbl/d in the first quarter, an increase of 900 bbls/d over the fourth quarter of 2009. In the first quarter, we drilled five horizontal producers at Seal, encompassing a total of 34 horizontal laterals. Initial rates averaged over 400 bbl/d per well.  Lloydminster area production was flat versus fourth quarter 2009 levels, as cold primary development activities offset natural declines.

Subsequent to the end of the first quarter, we entered into an agreement to acquire the shares of a private company with heavy oil assets in the Lloydminster area. The aggregate cash consideration for the acquisition (net of estimated positive working capital at closing) is approximately $40.9 million, which will be funded by drawing on our revolving credit facility. The acquisition, which is subject to certain conditions, including shareholder approval and the receipt of all required regulatory and court approvals, is expected to close in late-May 2010.  Production from the acquired assets is approximately 900 bbl/d of oil. We are also acquiring approximately 32,100 net acres of undeveloped land. The acquired assets provide a number of cold heavy oil development opportunities and can be readily integrated into our existing producing infrastructure in the Lloydminster area.

Light Oil & Natural Gas

During the first quarter of 2010, production averaged 16,147 boe/d, which was comprised of 6,660 bbl/d of light oil and NGL and 56.9 mmcf/d of natural gas. On an oil-equivalent basis, production of light oil and natural gas declined by 2% over the previous quarter, reflecting a 2% increase in production of light oil and NGLs and a 3% decrease in natural gas production. In the first quarter, we drilled 15 (10.2 net) wells resulting in 12 (8.4 net) oil wells and three (1.8 net) natural gas wells, for a success rate of 100%.

In our Bakken/Three Forks light oil resource play in North Dakota, we participated in the drilling of three horizontal oil wells (37.5% working interest). Production from the five Baytex-operated wells that have been completed and put on production to date has averaged approximately 300 bbl/d per well during the peak 30-day period.  One of the wells completed during the quarter was the second well drilled in a single section, averaging approximately 450 bbl/d during the peak 30-day production period, as compared to 240 bbl/d for the original well in the section.  The production rate from the infill well was the highest rate we have achieved in the play to date, reflecting both improvement in completion techniques and the potential for infill drilling.

Baytex drilled four (4.0 net) horizontal wells in our Viking light oil resource play on lands in Alberta and Saskatchewan in the first quarter. Two of these wells have been completed and put on production. In southwest Saskatchewan, we completed a Viking horizontal well with multi-stage hydraulic fracs, achieving a peak 30-day rate of approximately 160 bbl/d.  Baytex holds approximately 60 sections of prospective Viking light oil lands in southwest Saskatchewan and has no undeveloped locations booked as of year-end 2009. In Alberta, one multi-lateral unfractured horizontal well was completed and is approaching the end of its first month of production at an average rate of approximately 100 bbl/d.

Baytex Energy Trust   First Quarter Report 2010   3

Financial Review

Funds from operations (“FFO”) were $107.5 million for the first quarter of 2010, an increase of 10% compared to the fourth quarter of 2009. This increase was largely driven by improvement in oil prices and increased production. Average WTI price for the quarter was US$78.71/bbl, a 3% increase over the fourth quarter of 2009. Baytex received an average oil price of $63.24/bbl in the first quarter of 2010 (net of our physical heavy oil hedging losses), an increase of 8% over the fourth quarter of 2009. We also received an average natural gas price of $5.31/mcf in the first quarter of 2010, an increase of 9% over the prior quarter.

Heavy oil price differential, as measured by Western Canadian Select (“WCS”) prices, averaged 12% of WTI for the first quarter of 2010, compared to 16% in the fourth quarter of 2009 and 21% in the first quarter of 2009. Additional third party transportation capacity and refining infrastructure have led to significant improvement in differentials for heavy oil over the past three years, a trend which has continued in the first quarter of 2010. In the second quarter of 2010, differentials have increased modestly to date, primarily due to seasonal refinery turnarounds, with current differentials at about 17% of WTI.

Commodity price and production improvements were partially offset by increased royalties and general and administrative expenses. First quarter FFO was impacted by higher consulting fees, lower recoveries and a non-recurring general and administrative expense item of $1.9 million for tax indemnification payments relating to our Trust Unit Rights Incentive Plan. The tax indemnification payments also affected fourth quarter 2009 general and administrative expenses.  Further charges are not expected for this item.

In the first quarter of 2010, total cash distributions declared were $49.1 million, or $0.54 per unit, representing a payout ratio of 46% net of distribution reinvestment plan (“DRIP”) participation (55% before DRIP). Based on the current commodity price strip, we expect to generate sufficient funds from operations in 2010 to fully fund our exploration and development capital program and our distributions.

At the end of the first quarter of 2010, total monetary debt was $464 million, which left undrawn credit facilities of $207 million and represents a debt-to-FFO ratio of 1.2 times based on FFO for the trailing twelve-month period. Both of these metrics are well within our leverage and liquidity targets, and provide ample capacity to finance our operations.

Subsequent to the end of the quarter, we entered into an agreement to acquire a number of private entities which will be used in our internal financing structure.  The aggregate cash consideration for the acquisition is approximately $37.0 million, which will be funded by drawing on our revolving credit facility. At the current commodity price strip, we expect that our effective cash tax expenses will be nil for 2011, and an average of 8% from 2012 to 2014.

We continue to work towards a planned conversion from the current Trust structure to a corporate legal form, and expect to have this conversion transaction completed before the end of 2010.  In the absence of a significant decline in commodity prices, we expect to maintain our current distribution level as a dividend upon conversion to a corporation.

On behalf of the Board of Directors,

/s/Anthony Marino

Anthony Marino
President and Chief Executive Officer
May 10, 2010

4   Baytex Energy Trust   First Quarter Report 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months ended March 31, 2010. This information is provided as of May 10, 2010. In this MD&A, references to “Baytex”, the “Trust”, “we”, “us” and “our” and similar terms refer to Baytex Energy Trust and its subsidiaries on a consolidated basis, except where the context requires otherwise. The first quarter results have been compared with the corresponding period in 2009. This MD&A should be read in conjunction with the Trust’s unaudited consolidated comparative financial statements for the three months ended March 31, 2010 and 2009, and our audited consolidated comparative financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, and the Annual Information Form (“AIF”) for the year ended December 31, 2009. These documents and additional information about the Trust will be available on SEDAR at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentage and per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles in Canada (“GAAP”), but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Trust’s determination of funds from operations may not be comparable with the calculation of similar measures for other issuers. The Trust considers funds from operations a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions”.

Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of the convertible debentures.

Operating netback is a non-GAAP metric used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netback and therefore operating netback as presented may not be comparable to similar measures presented by other issuers. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent.

Outlook – Economic Environment

The current economic environment continues to show signs of recovery from the recent financial crisis. This improving economic backdrop has contributed to the recent relative strength in oil prices. Sustaining this recent improvement in oil prices will depend on a combination of demand stabilization through economic recovery and natural production declines around the world due to reduced capital investment. In this economic environment, Baytex is focused on the following objectives: preserving balance sheet strength and liquidity, maintaining, and where possible, profitably expanding its productive capacity and delivering a sustainable distribution to its unitholders.

Baytex Energy Trust   First Quarter Report 2010   5

Results of Operations

Production

	Three Months Ended March 31
	2010	2009	Change
Daily Production
Light oil and NGL (bbl/d)	6,660	7,120	(6%)
Heavy oil (bbl/d) (1)	27,278	23,432	16%
Natural gas (mmcf/d)	56.9	55.3	3%
Total production (boe/d)	43,425	39,762	9%

Production Mix
Light oil and NGL	15%	18%	(17%)
Heavy oil	63%	59%	7%
Natural gas	22%	23%	(4%)

(1)
 Heavy oil sales volumes may differ from reported production volumes due to adjustments to Baytex's heavy oil inventory. For the three months ended March 31, 2010, heavy oil sales volumes were 163 bbl/d higher than production volumes (three months ended March 31, 2009 – 420 bbl/d lower).

Production for the three months ended March 31, 2010 totaled 43,425 boe/d, as compared to 39,762 boe/d for the same period in 2009. Light oil and natural gas liquids (“NGL”) production for the first quarter of 2010 decreased by 6% to 6,660 bbl/d from 7,120 bbl/d a year earlier due to production declines on conventional fields in Alberta and British Columbia. Heavy oil production for the first quarter of 2010 increased by 16% to 27,278 bbl/d from 23,432 bbl/d a year ago due primarily to the acquisition of producing assets in southwest Saskatchewan on July 30, 2009 and increased production at Seal. Natural gas production increased by 3% to 56.9 mmcf/d for the first quarter of 2010, as compared to 55.3 mmcf/d for the same period last year primarily due to the acquisition of producing assets in southwest Saskatchewan.

Commodity Prices

Crude Oil

For the three months ended March 31, 2010, the price of West Texas Intermediate (“WTI”) fluctuated between a low of US$69.50/bbl and a high of US$83.85/bbl, extending the rising price trend which began in early 2009 after WTI reached a low of US$33.20/bbl. The crude oil price increase in the first quarter of 2010 reflected an improving macroeconomic outlook, both in Organization for Economic Co-operation and Development (“OECD”) and non-OECD countries, together with signs of growing oil demand mainly from Asia and the Middle East and expectations of future oil demand growth. On March 31, 2010, WTI closed at US$83.76/bbl, US$50.56/bbl higher than the low of January 2009. As shown in the table below, the average price of WTI for the first quarter of 2010 was US$78.71/bbl, or 83% higher than the first quarter of 2009.

The relative value of Canadian heavy oil as measured by Western Canadian Select (“WSC”) price was also higher in the first quarter of 2010, as shown in the table below. During the first quarter of 2010, the heavy oil price differential was 12% as compared to 21% during the first quarter of 2009. This improvement in heavy oil differential is a result of a number of North American and global supply and demand factors, including increased demand from North American and Asian refineries that have been reconfigured or built to process more heavy oil, reduced output of heavy oil by traditional suppliers such as Mexico, and sufficient pipeline capacity from Canada to the U.S. to ensure access to a growing number of refineries.

6   Baytex Energy Trust   First Quarter Report 2010

Natural Gas

During the first quarter of 2010, AECO natural gas prices averaged $5.36/mcf, as compared to $5.63/mcf in the same period last year. Natural gas extended its price rally into January 2010, driven by sustained cold weather over much of North America. However, as the first quarter of 2010 progressed and the extreme cold abated, gas prices moved sharply lower in late-February and March. This price downturn was driven by growing confidence that gas storage would be sufficient to meet the winter’s demand and government reports showing that U.S. natural gas production was not declining, as many had predicted.

	Three Months Ended March 31
	2010	2009	Change
Benchmark Averages
WTI oil (US$/bbl) (1)	$ 78.71	$ 42.98	83%
WCS heavy (US$/bbl) (2)	$ 69.67	$ 34.15	104%
Heavy oil differential (3)	(12%)	(21%)	(43%)
USD/CAD exchange rate	0.9607	0.8031	20%
Edmonton par oil ($/bbl)	$ 80.31	$ 50.29	60%
AECO gas price ($/mcf) (4)	$ 5.36	$ 5.63	(5%)

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$ 68.04	$ 43.05	58%

Heavy oil ($/bbl) (5) (6)	$ 64.46	$ 36.93	75%
Physical forward sales contracts loss ($/bbl)	(2.39)	(2.96)	(19%)
Heavy oil, net ($/bbl)	$ 62.07	$ 33.97	83%

Total oil and NGL, net ($/bbl)	$ 63.24	$ 36.11	75%

Natural gas ($/mcf) (6)	$ 5.31	$ 5.26	1%
Physical forward sales contracts gain ($/mcf)	-	0.16	(100%)
Natural gas, net ($/mcf)	$ 5.31	$ 5.42	(2%)

Summary
Weighted average ($/boe) (6)	$ 58.18	$ 37.13	57%
Physical forward sales contracts loss ($/boe)	(1.77)	(1.85)	(4%)
Weighted average, net ($/boe)	$ 56.41	$ 35.28	60%

(1) WTI refers to the calendar monthly average based on NYMEX prompt month WTI.
(2) WCS refers to the posting price of the benchmark heavy oil price.
(3) Heavy oil differential refers to the WCS discount to WTI.
(4) AECO refers to the AECO monthly index published by the Canadian Gas Price Reporter.
(5) Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above table excludes the impact of financial derivative contracts.

During the first quarter of 2010, Baytex’s average sales price for light oil and NGL was $68.04/bbl, up 58% from $43.05/bbl, as compared to the first quarter of 2009. Baytex’s realized heavy oil price during the first quarter of 2010, prior to physical forward sales contracts, was $64.46/bbl, or 89% of WCS. This compares to a realized heavy oil price in the first quarter of 2009, prior to physical forward sales contracts of $36.93/bbl, or 87% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first quarter of 2010 was $62.07/bbl, up 83% from $33.97/bbl in the first quarter of 2009. Baytex’s realized natural gas price for the three months ended March 31, 2010 was $5.31/mcf, prior to and inclusive of physical forward sales contracts (three months ended March 31, 2009 - $5.26/mcf and $5.42/mcf inclusive of physical forward sales contracts).

Baytex Energy Trust   First Quarter Report 2010   7

Revenue

	Three Months Ended March 31
($ thousands except for %)	2010	2009	Change
Oil revenue
Light oil and NGL	$ 40,784	$ 27,583	48%
Heavy oil	153,291	70,349	118%
Total oil revenue	194,075	97,932	98%
Natural gas revenue	27,222	26,981	1%
Total oil and gas revenue	221,297	124,913	77%
Sales of heavy oil blending diluent	40,485	25,423	59%
Total petroleum and natural gas sales	$ 261,782	$ 150,336	74%

Petroleum and natural gas sales increased 74% to $261.8 million for the first quarter of 2010 from $150.3 million for the same period in 2009. Heavy oil revenues increased by 118%, comprising an 83% increase in realized price as well as a 19% increase in sales volume compared to the three months ended March 31, 2009.

Royalties

	Three Months Ended March 31
($ thousands except for % and per boe)	2010	2009	Change
Royalties	$ 47,348	$ 21,719	118%
Average royalty rate (1)	21.4%	17.4%	23%
Royalty expenses per boe	$ 12.07	$ 6.13	97%

(1) Royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivative contracts.

Total royalties increased to $47.3 million for the first quarter of 2010 from $21.7 million in the first quarter of 2009. Total royalties for the first quarter of 2010 were 21.4% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.4% for the same period in 2009. For the first quarter of 2010, royalties were 22.6% of sales for light oil, NGL and natural gas, as compared to 23.7% for the first quarter of 2009. Royalties for heavy oil were 20.9% of sales (excluding sales of heavy oil blending diluent) for the first quarter of 2010, as compared to 12.9% for the first quarter of 2009.

The overall increase in royalty rates for the first quarter of 2010 is due to a payout position being reached on one development project at Seal in the third quarter of 2009, royalties paid on properties acquired mid-2009 and increasing rates as market price and well productivity increase. The slight decrease in the royalty rate for light oil, NGL and natural gas is primarily due to the Alberta royalty incentive programs, offset by higher commodity prices in the first quarter of 2010, as compared to the same period in 2009. Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction in royalties.

8   Baytex Energy Trust   First Quarter Report 2010

Financial Derivative Contracts

	Three Months Ended March 31
($ thousands)	2010	2009	Change
Realized gain (loss) on financial derivative contracts (1)
Crude oil	$ 1,305	$ 25,665	$ (24,360)
Natural gas	900	-	900
Foreign currency	6,447	(516)	6,963
Interest rate	512	-	512
Total	$ 9,164	$ 25,149	$ (15,985)

Unrealized gain (loss) on financial derivative contracts (2)
Crude oil	$ (3,172)	$ (23,447)	$ 20,275
Natural gas	6,532	-	6,532
Foreign currency	5,055	(4,622)	9,677
Interest rate	(2,642)	-	(2,642)
Total	$ 5,773	$ (28,069)	$ 33,842

Total gain (loss) on financial derivative contracts
Crude oil	$ (1,867)	$ 2,218	$ (4,085)
Natural gas	7,432	-	7,432
Foreign currency	11,502	(5,138)	16,640
Interest rate	(2,130)	-	(2,130)
Total	$ 14,937	$ (2,920)	$ 17,857

(1) Realized gain (loss) on financial derivative contracts represents actual cash settlement or receipts under the financial derivative contracts.
(2) Unrealized gain (loss) on financial derivative contracts represents the change in fair value of the financial derivative contracts during the period.

The total gain on financial derivative contracts for the first quarter was $14.9 million, as compared to a loss of $2.9 million in the first quarter of 2009. This includes realized gains of $9.2 million and unrealized mark-to-market gains of $5.8 million for the first quarter of 2010, as compared to $25.1 million in realized gains and $28.1 million in unrealized losses for the first quarter of 2009. The unrealized gain of $5.8 million for the period ended March 31, 2010 is due to decreasing natural gas prices and the strengthening Canadian dollar, offset by increasing crude oil prices at March 31, 2010, as compared to December 31, 2009.

Details of the risk management contracts in place as at March 31, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 13 to the consolidated financial statements as at and for the three months ended March 31, 2010.

Operating Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2010	2009	Change
Operating expenses	$ 42,296	$ 38,562	10%
Operating expenses per boe	$ 10.78	$ 10.89	(1%)

Operating expenses for the first quarter of 2010 increased to $42.3 million from $38.6 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.78 per boe for the first quarter of 2010, as compared to $10.89 per boe for the first quarter of 2009. For the first quarter of 2010, operating expenses were $11.72 per boe of light oil, NGL and natural gas, and $10.23 per barrel of heavy oil, as compared to $11.52 and $10.44, respectively, for the first quarter of 2009.

Baytex Energy Trust   First Quarter Report 2010   9

Transportation and Blending Expenses

Transportation and blending expenses for the first quarter of 2010 were $52.0 million, as compared to $37.8 million for the first quarter of 2009.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the first quarter of 2010, the blending cost was $40.5 million for the purchase of 5,198 bbl/d of condensate at $86.54 per barrel, as compared to $25.4 million for the purchase of 4,799 bbl/d at $58.86 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

	Three Months Ended March 31
($ thousands except for % and per boe)	2010	2009	Change
Transportation expenses (1)	$ 11,554	$ 12,420	(7%)
Transportation expenses per boe (1)	$ 2.95	$ 3.51	(16%)

(1) Transportation expenses are before the purchase of blending diluent.

Transportation expenses before blending costs were $2.95 per boe for the first quarter of 2010, as compared to $3.51 per boe for the same period of 2009. Transportation expenses were $0.83 per boe of light oil, NGL and natural gas and $4.19 per barrel of heavy oil in the first quarter of 2010 as compared to $0.78 and $5.44, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was attributable to lower long-haul trucking costs at Seal.

Operating Netback

	Three Months Ended March 31
($ per boe except for % and volume)	2010	2009	Change
Sales volumes (boe/d)	43,588	39,342	11%
Operating netback ($/boe): (1)
Sales price (2)	$ 56.41	$ 35.28	60%
Less:
Royalties	12.07	6.13	97%
Operating expenses	10.78	10.89	(1%)
Transportation expenses	2.95	3.51	(16%)
Operating netback before financial derivative contracts	$ 30.61	$ 14.75	108%
Financial derivative contracts gain (3)	2.34	7.10	(67%)
Operating netback after financial derivative contracts	$ 32.95	$ 21.85	51%

(1) Operating netback table includes revenues and costs associated with sulphur production.
(2) Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3) Financial derivative contracts reflect realized derivative gains (losses) only.

General and Administrative Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2010	2009	Change
General and administrative expenses	$ 11,131	$ 8,734	27%
General and administrative expenses per boe	$ 2.84	$ 2.47	15%

10   Baytex Energy Trust   First Quarter Report 2010

General and administrative expenses for the first quarter of 2010 increased to $11.1 million from $8.7 million for the same period in 2009. The increase in 2010 was driven by an additional $1.9 million for non-recurring tax indemnification payments relating to  our Trust Unit Rights Incentive Plan. In addition, higher consulting and technical costs were incurred in Canada and the U.S., as compared to the first quarter of 2009. Excluding the non-recurring tax indemnification item, general and administrative expenses per boe would have been $2.35 per boe for the first quarter of 2010, as compared to $2.47 per boe for the first quarter of 2009. Further  charges are not expected for this item.

Unit-based Compensation Expense

Compensation expense related to our trust unit rights incentive plan was $2.5 million for the first quarter of 2010, as compared to $1.7 million for the first quarter of 2009.

Compensation expense associated with our trust unit rights incentive plan is recognized in income over the vesting period of the rights with a corresponding increase in contributed surplus. The exercise of rights is recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the first quarter of 2010 decreased to $6.1 million, as compared to $8.1 million in the first quarter of 2009. The decrease was attributable to a lower effective interest rate on long-term debt due to the issuance, on August 26, 2009, of $150 million in 9.15% senior unsecured debentures and the retirement, on September 25, 2009, of US$179.7 million in 9.625% senior subordinated notes.

Foreign Exchange

Foreign exchange gain in the first quarter of 2010 was $3.9 million, as compared to a loss of $4.0 million in the first quarter of 2009. The gain is comprised of an unrealized foreign exchange gain of $4.9 million and a realized foreign exchange loss of $1.0 million. The loss for the same period in 2009 was comprised of an unrealized foreign exchange loss of $4.6 million and a realized foreign exchange gain of $0.6 million. The current quarter’s unrealized gain was due to the strengthening Canadian dollar. The unrealized loss in the first quarter of 2009 was based on the translation of US$ senior subordinated notes at 0.7935 USD/CAD at March 31, 2009, as compared to 0.8166 USD/CAD at December 31, 2008.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the first quarter of 2010 increased to $66.0 million from $55.2 million for the same quarter in 2009. On a sales-unit basis, the provision for the current quarter was $16.83 per boe, as compared to $15.59 per boe for the same quarter in 2009.

Taxes

Current tax expense of $3.6 million for the first quarter of 2010 is comprised of Saskatchewan resource surcharge capital tax. Current tax expense for the same period a year ago was $2.2 million and was comprised primarily of Saskatchewan resource surcharge capital tax. The increase in current tax expense from the first quarter of 2010 is due to higher Saskatchewan resource revenues, as compared to the same period in 2009.

For the first quarter of 2010, future tax recovery totaled $2.3 million, as compared to a recovery of $22.2 million for the first quarter of 2009. As at March 31, 2010, total future tax liability was $184.2 million (December 31, 2009 - $186.6 million). The asset (liability) portion is inversely related to the tax effect of the asset (liability) position of the financial derivative contracts. The decrease in future tax recovery when comparing three months ended March 31, 2010 to 2009 is due to higher funds from operations in the first quarter of 2010.

Baytex Energy Trust   First Quarter Report 2010   11

Net Income (Loss)

Net income for the first quarter of 2010 was $52.0 million, as compared to a net loss of $8.5 million for the first quarter in 2009. Revenues, net of royalties increased $85.8 million or 67% in the three months ended March 31, 2010, as compared to the same period in 2009. This increase is further boosted by a $17.9 million increase in gain on financial derivative contracts in the first quarter of 2010, as compared to same period in 2009. This is offset by an increase in operating expenses of $3.7 million and an increase in transportation and blending expenses of $14.2 million. The remaining change is an increase in depletion and accretion expense of $10.8 million which is offset by an overall $7.9 million increase in foreign exchange gain for the first quarter of 2010, as compared to the same period in 2009.

Other Comprehensive Loss

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date of 0.9846 USD/CAD, while revenues and expenses are translated using the average exchange rate for the three months ended March 31, 2010 of 0.9607 USD/CAD. Translation gains and losses are deferred and included in other comprehensive income in unitholders’ capital and are recognized in net income when there has been a reduction in the net investment.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. The reduction of $19.3 million for 2009 plus the reduction of $5.1 million in the first quarter of 2010, resulted in a balance of $9.0 million in accumulated other comprehensive loss at March 31, 2010.

Funds from Operations, Payout Ratio and Distributions

Funds from operations and payout ratio are non-GAAP terms. Funds from operations represents cash flow from operating activities before changes in non-cash working capital, and other operating items. Payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Years Ended
($ thousands except for %)	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$ 94,144	$ 111,226	$ 36,056	$ 303,162	$ 471,237
Change in non-cash working capital	12,755	(14,038)	22,865	27,878	(38,857)
Asset retirement expenditures	599	156	451	1,146	1,443
Funds from operations	$ 107,498	$ 97,344	$ 59,372	$ 332,186	$ 433,823
Cash distributions declared, net of DRIP	$ 49,142	$ 37,286	$ 34,947	$ 137,601	$ 197,026
Payout ratio	46%	38%	59%	41%	45%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

12   Baytex Energy Trust   First Quarter Report 2010

Cash distributions declared, net of DRIP participation, of $49.1 million for the first quarter of 2010 were funded through funds from operations of $107.5 million. The following table compares cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Years Ended
($ thousands except for %)	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$ 94,144	$ 111,226	$ 36,056	$ 303,162	$ 471,237
Cash distributions declared, net of DRIP	49,142	37,286	34,947	137,601	197,026
Excess of cash flow from operating activities over cash distributions declared, net of DRIP	$ 45,002	$ 73,940	1,109	$ 165,561	$ 274,211

Net income (loss)	$ 51,954	$ 27,956	$ (8,490)	$ 87,574	$ 259,894
Cash distributions declared, net of DRIP	49,142	37,286	34,947	137,601	197,026
Excess (shortfall) of earnings over cash distributions declared, net of DRIP	$ 2,812	$ (9,330)	$ (43,437)	$ (50,027)	$ 62,868

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

As at March 31, 2010, Baytex had approximately $207.3 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital.

For the three months ended March 31, 2010, the Trust’s net income exceeded cash distributions declared, net of DRIP by $2.8 million, with net income reduced by $42.2 million for non-cash items. Non-cash items such as depletion, depreciation and accretion may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Baytex Energy Trust   First Quarter Report 2010   13

Liquidity and Capital Resources

As a result of the 2008/2009 economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium, and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

	Three Months Ended
(thousands of Canadian dollars, except per unit amounts)	March 31, 2010	December 31, 2009	March 31, 2009
Bank loan	$ 257,364	$ 265,088	$ 72,421
Convertible debentures	6,353	7,736	10,219
Long-term notes	150,000	150,000	226,768
Working capital deficiency	50,381	51,452	52,531
Total monetary debt	$ 464,098	$ 474,276	$ 61,939

At March 31, 2010, total net monetary debt was $464.1 million, as compared to $474.3 million at the end of 2009. Bank borrowings and working capital deficiency at March 31, 2010 were $307.7 million, as compared to total credit facilities of $515.0 million.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities were increased from $485.0 million to $515.0 million in June 2009 and mature on June 30, 2010 unless extended. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of our assets.

The credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy our credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009 and October 5, 2009).

Pursuant to various agreements with our lenders, we are restricted from making distributions to unitholders where the distribution would or could have a material adverse effect on the Trust or its subsidiaries' ability to fulfill its obligations under Baytex's credit facilities upon a material borrowing base shortfall or default.

The Trust believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should funds from operations be negatively impacted by factors such as reduction in commodity prices.

14   Baytex Energy Trust   First Quarter Report 2010

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended March 31
($ thousands)	2010	2009
Land	$ 5,887	$ 1,400
Seismic	(275)	316
Drilling and completion	37,916	36,360
Equipment	13,483	9,011
Other	-	577
Total exploration and development	57,011	47,664

Property acquisitions	2,333	-
Property dispositions	-	(16)
Total oil and gas expenditures	59,344	47,648
Corporate assets	4,456	-
Total capital expenditures	$ 63,800	$ 47,648

Unitholders’ Equity

The Trust is authorized to issue an unlimited number of trust units. As at May 6, 2010, the Trust had 110,835,487 trust units issued and outstanding.

At May 6, 2010, the Trust had a principal amount of $6.1 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit. The convertible debentures mature on December 31, 2010, at which time they are due and payable.

Contractual Obligations

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of March 31, 2010, and the expected timing of funding of these obligations are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$ 191,638	$ 191,638	$ -	$ -	$ -
Distributions payable to unitholders	19,917	19,917	-	-	-
Bank loan (1)	257,364	257,364	-	-	-
Convertible debentures (2)	6,402	6,402	-	-	-
Long-term debt (2)	150,000	-	-	-	150,000
Operating leases	39,956	4,247	7,682	7,631	20,396
Processing and transportation agreements	7,914	4,410	3,381	123	-
Total	$ 673,191	$ 483,978	$ 11,063	$ 7,754	$ 170,396

(1) The bank loan is a 364-day revolving loan with the ability to extend the term. Unless extended, the bank loan will mature on June 30, 2010.
(2) Principal amount of instruments.

Baytex Energy Trust   First Quarter Report 2010   15

The Trust also has on-going obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Risk Management

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at March 31, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 13 to the consolidated financial statements as at and for the three months ended March 31, 2010.

Quarterly Financial Information
	2010	2009				2008
($ thousands, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Petroleum and natural gas sales	261,782	237,981	208,229	192,667	150,336	199,890	363,044	332,336
Net income (loss)	51,954	27,956	40,657	27,451	(8,490)	52,401	137,228	34,417
Per unit - basic	0.47	0.26	0.38	0.26	(0.09)	0.54	1.44	0.39
Per unit - diluted	0.46	0.25	0.37	0.26	(0.09)	0.53	1.39	0.38

Changes in Accounting Policies

Future Accounting Changes

In January 2009, the CICA issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

16   Baytex Energy Trust   First Quarter Report 2010

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board (“AcSB”) issued a third IFRS Omnibus Exposure Draft confirming that IFRS will replace Canadian GAAP for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Baytex for the year ending December 31, 2010, including the opening balance sheet as at January 1, 2010.

The Trust continues to implement plans for transition. The key elements include analyzing accounting policy alternatives, process changes, internal control requirements and information system changes. During the first quarter of 2010, our work focused on further analyzing alternative accounting policies, most notably under property, plant and equipment (“PP&E”), and reviewing potential internal control changes. Management is currently determining the amount of its exploration and evaluation assets (“E&E”) that will be classified separately from PP&E and is allocating the carrying value of its PP&E to the underlying assets using the January 1, 2010 reserve report as allowed under IFRS 1 described below.

Management continues to analyze the accounting changes and has not yet finalized its accounting policies and as such is unable to quantify the impact on the financial statements of adopting IFRS. In addition, due to anticipated changes to IFRS and International Accounting Standards prior to the Trust’s adoption of IFRS, Management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Baytex. At this time, the Trust anticipates it will apply the following exemptions:

PP&E – IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date.

Business combinations – IFRS 1 permits the use the IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Share-based payments – IFRS 1 provides an exemption on IFRS 2, “Share-Based Payments” to equity instruments which vested before the Trust’s transition date to IFRS.

Cumulative translation differences – An option is available to deem cumulative translation differences on all foreign operations as zero at the date of transition.

Key Accounting Policy Differences

The transition from Canadian GAAP to IFRS is significant and may materially affect our reported financial position and results of operations. At this time, Baytex has identified key differences that will impact the financial statements as follows:

E&E expenditures – On transition to IFRS Baytex will re-classify all E&E expenditures that are currently included in the PP&E balance on the consolidated balance sheet. This will consist of the book value of undeveloped land that relates to exploration properties. Baytex will initially capitalize these costs as E&E assets on the balance sheet. E&E assets will not be depleted and must be assessed for impairment when indicators of impairment exist.

Baytex Energy Trust   First Quarter Report 2010   17

Depletion expense – Under IFRS, costs will be depleted on a unit of production basis at a more granular level than the country level. The Trust has the option to base the depletion calculation using either total proved or proved plus probable reserves. Baytex has not concluded at this time which method it will use.

Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP. Impairment calculations will be performed at the cash generating unit level using either total proved or proved plus probable reserves. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount.

Due to the withdrawal in November 2009 of the exposure draft on IAS 12 Income Taxes and the issuance of the exposure draft on IAS 37 Provisions, Contingent Liabilities and Contingent Assets in January 2010, Management is still determining the impact of these revised standards on its IFRS transition.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

During 2010, the Trust will continue to assess the impact of the adoption of IFRS on internal controls over financial reporting to ensure all changes in accounting polices include appropriate additional controls and procedures for future IFRS reporting requirements.

In regards to disclosure controls and procedures, Baytex will be assessing stakeholders’ information requirements to ensure that appropriate and timely information is provided once available.

Information Technology Systems

During the first quarter of 2010, the Trust continued to implement modifications to the accounting systems to accommodate the additional requirements under IFRS and to allow for the preparation of both Canadian GAAP and IFRS financial statements in 2010. Additional system modifications may be required based on final accounting policy choices.

Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: our ability to fund our capital expenditures and distributions on our trust units from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash distributions and capital program; the timing of funding our financial obligations; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

18   Baytex Energy Trust   First Quarter Report 2010

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Trust   First Quarter Report 2010   19

CONSOLIDATED BALANCE SHEETS

(thousands of Canadian dollars) (unaudited)	March 31, 2010	December 31, 2009
ASSETS
Current assets
Cash	$ 628	$ 10,177
Accounts receivable	159,628	137,154
Crude oil inventory	918	1,384
Future income tax asset (note 10)	1,944	1,371
Financial derivative contracts (note 13)	37,691	29,453
	200,809	179,539

Future income tax asset (note 10)	874	418
Financial derivative contracts (note 13)	3,163	2,541
Petroleum and natural gas properties	1,658,561	1,663,752
Goodwill	37,755	37,755
	$ 1,901,162	$ 1,884,005

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 191,638	$ 180,493
Distributions payable to unitholders	19,917	19,674
Bank loan	257,364	265,088
Convertible debentures (note 4)	6,353	7,736
Future income tax liability (note 10)	10,742	8,683
Financial derivative contracts (note 13)	6,820	4,650
	492,834	486,324

Long-term debt (note 3)	150,000	150,000
Asset retirement obligations (note 5)	55,870	54,593
Future income tax liability (note 10)	176,325	179,673
Financial derivative contracts (note 13)	3,065	1,418
	878,094	872,008

UNITHOLDERS’ EQUITY
Unitholders’ capital (note 6)	1,320,672	1,295,931
Conversion feature of convertible debentures (note 4)	307	374
Contributed surplus (note 8)	19,534	20,371
Accumulated other comprehensive loss (note 7)	(9,043)	(3,899)
Deficit	(308,402)	(300,780)
	1,023,068	1,011,997
	$ 1,901,162	$ 1,884,005
Commitments and contingencies (note 14) Subsequent events (note 16) See accompanying notes to the consolidated financial statements.

20   Baytex Energy Trust   First Quarter Report 2010

CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

	Three Months Ended March 31
(thousands of Canadian dollars, except per unit amounts) (unaudited)	2010	2009
Revenue
Petroleum and natural gas	$ 261,782	$ 150,336
Royalties	(47,348)	(21,719)
Gain (loss) on financial derivative contracts (note 13)	14,937	(2,920)
	229,371	125,697
Expenses
Operating	42,296	38,562
Transportation and blending	52,039	37,842
General and administrative	11,131	8,734
Unit-based compensation (note 8)	2,454	1,688
Interest (note 11)	6,071	8,124
Financing charges	38	-
Foreign exchange (gain) loss (note 12)	(3,926)	3,999
Depletion, depreciation and accretion	66,018	55,204
	176,121	154,153
Income (loss) before income taxes	53,250	(28,456)
Income tax expense (recovery) (note 10)
Current	3,617	2,189
Future	(2,321)	(22,155)
	1,296	(19,966)
Net income (loss)	$ 51,954	$ (8,490)
Other comprehensive income (loss)
Foreign currency translation adjustment (note 7)	(5,144)	18,751
Comprehensive income	$ 46,810	$ 10,261

Net income (loss) per trust unit (note 9)
Basic	$ 0.47	$ (0.09)
Diluted	$ 0.46	$ (0.09)

Weighted average trust units (note 9)
Basic	110,104	98,066
Diluted	113,662	98,066

CONSOLIDATED STATEMENTS OF DEFICIT

	Three Months Ended March 31
(thousands of Canadian dollars) (unaudited)	2010	2009
Deficit, beginning of period	$ (300,780)	$ (224,314)
Net income (loss)	51,954	(8,490)
Distributions to unitholders	(59,576)	(41,232)
Deficit, end of period	$ (308,402)	$ (274,036)

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust   First Quarter Report 2010   21

CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended March 31
(thousands of Canadian dollars) (unaudited)	2010	2009
CASH PROVIDED BY (USED IN):
Operating activities
Net income	$ 51,954	$ (8,490)
Items not affecting cash:
Unit-based compensation (note 8)	2,454	1,688
Unrealized foreign exchange (gain) loss (note 12)	(4,850)	4,622
Depletion, depreciation and accretion	66,018	55,204
Accretion on debentures and notes (notes 3 & 4)	16	434
Unrealized (gain) loss on financial derivative contracts (note 13)	(5,773)	28,069
Future income tax recovery	(2,321)	(22,155)
	107,498	59,372
Change in non-cash working capital	(12,755)	(22,865)
Asset retirement expenditures (note 5)	(599)	(451)
	94,144	36,056

Financing activities
Payments of distributions	(48,722)	(39,438)
Increase (decrease) in bank loan	(2,144)	63,145
Issuance of trust units (note 6)	9,373	702
	(41,493)	24,409

Investing activities
Petroleum and natural gas property expenditures	(57,011)	(47,664)
Acquisition of petroleum and natural gas properties, net	(2,333)	16
Additions of corporate assets	(4,456)	-
Change in non-cash working capital	1,697	(12,087)
	(62,103)	(59,735)
Impact of foreign exchange on cash balances	(97)	(43)
Change in cash	(9,549)	687
Cash, beginning of period	10,177	-
Cash, end of period	$ 628	$ 687

See accompanying notes to the consolidated financial statements.

22   Baytex Energy Trust   First Quarter Report 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2010 and 2009
(all tabular amounts in thousands of Canadian dollars, except per unit amounts) (unaudited)

1. BASIS OF PRESENTATION

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Pursuant to the Plan of Arrangement, the Company became a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Trust as at December 31, 2009. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Trust’s annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

2. CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (the “CICA”) issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting for future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt these standards prospectively effective January 1, 2011. The adoption of these standards may have an impact on the Trust’s accounting for future business combinations.

Baytex Energy Trust   First Quarter Report 2010   23

3. LONG-TERM DEBT

	March 31, 2010	December 31, 2009
9.15% senior unsecured debentures	$ 150,000	$ 150,000

On August 26, 2009, the Trust issued $150.0 million principal amount of Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are unsecured and are subordinate to the Company’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Trust’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%.

On September 25, 2009, the Company redeemed all of the 9.625% senior subordinated notes due July 15, 2010 (principal amount US$179.7 million) and 10.5% senior subordinated notes due February 15, 2011 (principal amount US$0.2 million) for an aggregate redemption price of $196.4 million. These notes were unsecured and were subordinate to the Company’s bank credit facilities. These notes were carried at amortized cost, net of a discontinued fair value hedge. The notes accrete up to the principal balance at maturity using the effective interest method. The Company recorded no accretion expense for the three months ended March 31, 2010 (three months ended March 31, 2009 - $0.4 million). The effective interest rate applied was 10.6%. The discontinued fair value hedge was recognized in accretion expense upon redemption of the senior subordinated notes.

4. CONVERTIBLE DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2008	10,398	$ 10,195	$ 498
Conversion	(2,583)	(2,544)	(124)
Accretion	-	85	-
Balance, December 31, 2009	7,815	$ 7,736	$ 374
Conversion	(1,413)	(1,399)	(67)
Accretion	-	16	-
Balance, March 31, 2010	6,402	$ 6,353	$ 307

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. At March 31, 2010 and December 31, 2009, the debentures are classified as a current liability as they mature and are due and payable on December 31, 2010.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid are expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

24   Baytex Energy Trust   First Quarter Report 2010

5. ASSET RETIREMENT OBLIGATIONS

	March 31, 2010	December 31, 2009
Balance, beginning of period	$ 54,593	$ 49,351
Liabilities incurred	323	1,320
Liabilities settled	(599)	(1,146)
Acquisition of liabilities	-	3,268
Disposition of liabilities	(3)	(146)
Accretion	1,092	4,184
Change in estimate(1)	467	(2,212)
Foreign exchange	(3)	(26)
Balance, end of period	$ 55,870	$ 54,593

(1) Changes in the status of wells and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Trust’s asset retirement obligations are based on its net ownership in wells and facilities.  Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 51 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at March 31, 2010 is $280.6 million. Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%.

6. UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of trust units.
	Number of Units	Amount
Balance, December 31, 2008	97,685	$ 1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of income tax	-	(5,072)
Issued on conversion of debentures	175	2,667
Issued on exercise of unit rights	2,059	20,523
Transfer from contributed surplus on exercise of unit rights	-	7,306
Issued pursuant to distribution reinvestment plan	1,445	25,540
Balance, December 31, 2009	109,299	$ 1,295,931
Issued on conversion of debentures	96	1,466
Issued on exercise of unit rights	905	9,373
Transfer from contributed surplus on exercise of unit rights	-	3,291
Issued pursuant to distribution reinvestment plan	350	10,611
Balance, March 31, 2010	110,650	$ 1,320,672

Baytex Energy Trust   First Quarter Report 2010   25

7. ACCUMULATED OTHER COMPREHENSIVE LOSS

	March 31, 2010	December 31, 2009
Balance, beginning of period	$ (3,899)	$ -
Foreign currency translation adjustment	(5,144)	(3,899)
Balance, end of period	$ (9,043)	$ (3,899)

Accumulated other comprehensive loss is composed entirely of currency translation adjustments on the foreign operations. The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (0.9846 USD/CAD), while revenues and expenses are translated using the average exchange rate for the three months ended March 31, 2010 (0.9607 USD/CAD). Translation gains and losses are deferred and included in accumulated other comprehensive loss in unitholders’ equity and are recognized in net income when there has been a reduction in the net investment.

8. TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the Plan is a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units will result in an increase in the number of trust units available for issuance under the Plan, and any exercises of unit rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Plan.  Under the Plan, unit rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. The Plan provides that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria.  Effective November 16, 2009, the Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price.

The Trust recorded compensation expense of $2.5 million for the three months ended March 31, 2010 (three months ended March 31, 2009 - $1.7 million) related to the unit rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated weighted average fair value of $8.30 per unit right for unit rights issued during the three months ended March 31, 2010 ($1.64 per unit right for unit rights issued during the three months ended March 31, 2009). The following assumptions were used to arrive at the estimate of fair values:

	Three Months Ended March 31
	2010	2009
Expected annual exercise price reduction (on rights with declining exercise price)	$2.16	$1.44 - $2.16
Expected volatility	43%	39% - 43%
Risk-free interest rate	2.42% - 2.83%	1.88% - 2.60%
Expected life of unit rights (years)(1)	Various	Various

(1) The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Plan.

26   Baytex Energy Trust   First Quarter Report 2010

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price (1)
Balance, December 31, 2008	8,449	$ 14.58
Granted (2)	1,844	$ 24.87
Exercised	(2,059)	$ 9.97
Cancelled	(114)	$ 16.43
Balance, December 31, 2009	8,120	$ 16.68
Granted (2)	107	$ 30.41
Exercised	(905)	$ 10.35
Cancelled	(99)	$ 20.02
Balance, March 31, 2010	7,223	$ 17.13

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.
(2)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

The following table summarizes information about the unit rights outstanding at March 31, 2010:

Range of Exercise Prices	Number Outstanding at March 31, 2010	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable at March 31, 2010	Weighted Average Exercise Price
		(years)
$ 3.02 to $ 8.25	393	0.6	$ 5.72	393	$ 5.72
$ 8.26 to $13.50	374	1.7	$ 11.51	331	$ 11.39
$13.51 to $18.75	4,672	2.8	$ 15.15	2,454	$ 15.00
$18.76 to $24.00	356	3.6	$ 21.12	-	$ -
$24.01 to $29.25	1,330	4.7	$ 27.04	10	$ 24.35
$29.26 to $34.25	98	4.8	$ 30.04	-	$ -
$ 3.02 to $34.25	7,223	3.0	$ 17.13	3,188	$ 13.51

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2008	$ 21,234
Compensation expense	6,443
Transfer from contributed surplus on exercise of unit rights (1)	(7,306)
Balance, December 31, 2009	$ 20,371
Compensation expense	2,454
Transfer from contributed surplus on exercise of unit rights (1)	(3,291)
Balance, March 31, 2010	$ 19,534

(1) Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

Baytex Energy Trust   First Quarter Report 2010   27

9. NET INCOME (LOSS) PER UNIT

The Trust applies the treasury stock method to assess the dilutive effect of outstanding unit rights on net income per unit. The trust units issuable on conversion of convertible debentures have also been included in the calculation of the diluted weighted average number of trust units outstanding:

	Three Months Ended March 31
	2010			2009
	Net income	Trust units	Net income per unit	Net loss	Trust units	Net loss per unit
Net income (loss) per trust unit - basic	$ 51,954	110,104	$ 0.47	$(8,490)	98,066	$(0.09)
Dilutive effect of unit rights	-	3,062		-	-
Conversion of convertible debentures	96	496		-	-
Net income (loss) per trust unit - diluted	$ 52,050	113,662	$ 0.46	$(8,490)	98,066	$(0.09)

For the three months ended March 31, 2010, 1.2 million unit rights (three months ended March 31, 2009 – 7.6 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

10. INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:
	Three Months Ended March 31
	2010	2009
Income (loss) before income taxes	$ 53,250	$ (28,456)
Expected income taxes (recovery) at the statutory rate of 28.49% (2009 – 29.60%)	15,171	(8,423)
Increase (decrease) in income taxes resulting from:
Net income of the Trust	(17,190)	(13,306)
Non-taxable portion of foreign exchange (gain) loss	(795)	1,177
Effect of change in income tax rate	(1,203)	(166)
Effect of change in opening tax pool balances	-	2,956
Effect of change in valuation allowance	797	(4,967)
Unit-based compensation	699	500
Other	200	74
Future income tax recovery	(2,321)	(22,155)
Current income tax expense	3,617	2,189
Income tax expense (recovery)	$ 1,296	$ (19,966)

28   Baytex Energy Trust   First Quarter Report 2010

The components of the net future income tax liability are as follows:
	March 31, 2010	December 31, 2009
Future income tax liabilities:
Petroleum and natural gas properties	$ 198,050	$ 200,820
Financial derivative contracts	11,643	9,432
Other	2,005	5,438
Future income tax assets:
Asset retirement obligations	(14,260)	(13,929)
Non-capital loss carry-forward	(8,359)	(13,185)
Financial derivative contracts	(2,818)	(1,789)
Other	(2,012)	(220)
Net future income tax liability(1)	184,249	186,567
Current portion of net future income tax liability	8,798	7,312
Long-term portion of net future income tax liability	$ 175,451	$ 179,255

(1) Non-capital loss carry-forwards totaled $39.4 million ($48.4 million in 2009) and expire from 2014 to 2028.

11. INTEREST EXPENSE

The Trust incurred interest expense on its outstanding debts as follows:

	Three Months Ended March 31
	2010	2009
Bank loan and other	$ 2,621	$ 2,552
Long-term debt	3,315	5,395
Convertible debentures	135	177
Interest expense	$ 6,071	$ 8,124

12. SUPPLEMENTAL INFORMATION

Supplemental Cash Flow Information

The Trust made the following cash outlays in respect of interest, financing charges and current income taxes paid:

Three Months Ended March 31
	2010	2009
Interest paid	$ 9,183	$ 12,133
Financing charges paid	$ 204	$ -
Current income taxes paid	$ 2,115	$ 2,939

Foreign Exchange (Gain) Loss

	Three Months Ended March 31
	2010	2009
Unrealized foreign exchange (gain) loss	$ (4,850)	$ 4,622
Realized foreign exchange loss (gain)	924	(623)
Foreign exchange (gain) loss	$ (3,926)	$ 3,999

Baytex Energy Trust   First Quarter Report 2010   29

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, financial derivative contracts, long-term debt and convertible debentures.

Classification of Financial Instruments

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale and other financial liabilities.

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than long-term debt and convertible debentures, are equal to their book amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its book value as it is at a market rate of interest. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows plus the conversion option associated with the convertible debentures. The Trust expenses all financial instrument transaction costs immediately.

The Trust classifies the fair value of our derivatives according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

30   Baytex Energy Trust   First Quarter Report 2010

The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheet are classified into the following categories:

	March 31, 2010		December 31, 2009		Fair Value Measurement Hierarchy
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Held for trading
Cash	$ 628	$ 628	$ 10,177	$ 10,177	Level 1
Derivatives designated as held for trading	40,854	40,854	31,994	31,994	Level 2
Total held for trading	$ 41,482	$ 41,482	$ 42,171	$ 42,171
Loans and receivables
Accounts receivable	$ 159,628	$ 159,628	$ 137,154	$ 137,154	-
Total loans and receivables	$ 159,628	$ 159,628	$ 137,154	$ 137,154
Financial Liabilities
Held for trading
Derivatives designated as held for trading	$ (9,885)	$ (9,885)	$ (6,068)	$ (6,068)	Level 2
Total held for trading	$ (9,885)	$ (9,885)	$ (6,068)	$ (6,068)

Other financial liabilities
Accounts payable and accrued liabilities	$ (191,638)	$ (191,638)	$ (180,493)	$ (180,493)	-
Distributions payable to unitholders	(19,917)	(19,917)	(19,674)	(19,674)	-
Bank loan	(257,364)	(257,364)	(265,088)	(265,088)	-
Convertible debentures	(6,353)	(14,725)	(7,736)	(15,474)	Level 1
Long-term debt	(150,000)	(163,500)	(150,000)	(162,750)	Level 1
Total other financial liabilities	$ (625,272)	$ (647,144)	$ (622,991)	$ (643,479)

Financial Risk

The Trust is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk
The Trust is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

Baytex Energy Trust   First Quarter Report 2010   31

To manage the impact of currency exchange rate fluctuations, the Trust may enter into agreements to fix the Canada – U.S. exchange rate.

At March 31, 2010, the Trust had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price (1)
Forward sales	October 1, 2009 to December 31, 2010	US$ 1.0 million	1.0870
Forward sales	January 1, 2010 to December 31, 2010	US$10.0 million	1.1889
Forward sales	January 1, 2010 to March 31, 2011	US$ 5.0 million	1.1500
Forward sales	January 1, 2010 to December 31, 2011	US$ 5.0 million	1.0711
Forward sales	January 1, 2011 to December 31, 2011	US$ 3.0 million	1.0647
Forward sales	April 1, 2010 to March 31, 2011	US$ 1.0 million	1.0185

(1) Based on the weighted average exchange rate (CAD/USD).

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes interest due to changes in the fair value of the currency swaps as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at March 31, 2010.

$0.01 Increase (Decrease) in CAD/USD Exchange Rate
Loss (gain) on currency forward sales agreements	$ 2,974
Loss (gain) on other monetary assets/liabilities	1,436
Impact on income before income taxes and other comprehensive income	$ 4,410

The carrying amounts of the Trust’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
U.S. dollar denominated	US$ 89,963	US$ 67,389	US$ 203,190	US$ 198,690

Subsequent to March 31, 2010, the Trust added the following currency contract:

Type	Period	Amount per month	Sales Price (1)
Forward sales	June 1, 2010 – June 30, 2012	US$ 1.0 million	1.0250
Forward sales	January 1, 2011 – June 30, 2012	US$ 1.0 million	1.0475

(1) Based on the weighted average exchange rate (CAD/USD).

Interest rate risk
The Trust’s interest rate risk arises from its floating rate bank credit facilities. As at March 31, 2010, $257.4 million of the Trust’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the three months ended March 31, 2010 by approximately $0.7 million. The Trust uses a combination of short-term and long-term debt to finance operations. Short-term debt is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

32   Baytex Energy Trust   First Quarter Report 2010

At March 31, 2010, the Trust had the following interest rate swap financial derivative contracts:

Type	Period	Amount per month	Fixed interest rate	Floating rate index
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	Cdn$150.0 million	9.15%	3-month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized gain in the first quarter of 2010 of $2.4 million relating to financial derivative contracts outstanding as at March 31, 2010.

Commodity Price Risk

The Trust monitors and, when appropriate, utilizes financial derivative agreements or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of the Company. Under the Trust’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at March 31, 2010, a 10% increase would result in a reduction to the unrealized gain in the first quarter of 2010 of $18.3 million, while a 10% decrease would result in an increase to the unrealized gain in the first quarter of 2010 of $19.6 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at March 31, 2010, a 10% increase would result in a reduction to the unrealized gain in the first quarter of 2010 of $1.6 million, while a 10% decrease would result in an increase to the unrealized gain in the first quarter of 2010 of $1.6 million.

Financial Derivative Agreements

At March 31, 2010, the Trust had the following commodity derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Buy	Calendar 2010	575 bbl/d	US$64.00	WTI
Fixed – Sell	Calendar 2010	1,200 bbl/d	US$77.78	WTI
Collar – Sell	Calendar 2010	2,000 bbl/d	US$70.00 – 95.65	WTI
Collar – Sell	Calendar 2010	1,000 bbl/d	US$75.00 – 87.60	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	US$83.10	WTI
Fixed – Sell	Calendar 2010	770 bbl/d	US$82.30	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	US$80.08	WTI
Fixed – Sell	February to December 2010	1,000 bbl/d	US$85.50	WTI
Fixed – Sell	April to July 2010	2,000 bbl/d	US$83.11	WTI

Baytex Energy Trust   First Quarter Report 2010   33

Natural Gas	Period	Volume	Price/Unit	Index
Fixed – Sell	January to April 2010	3,000 GJ/d	Cdn$4.54	AECO
Collar – Sell	April 2009 to December 2010	5,000 GJ/d	Cdn$5.00 – 6.30	AECO
Fixed – Sell (1)	May 2010	2,500 mmBtu/d	US$5.79	NYMEX
Collar – Sell	Calendar 2010	1,000 GJ/d	Cdn$5.50 – 7.00	AECO
Fixed – Sell	Calendar 2010	3,000 GJ/d	Cdn$6.19	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Sold call (1)	January to February 2011	15,000 mmBtu/d	US$7.00	NYMEX
Bought call (1)	January to February 2011	15,000 mmBtu/d	US$7.00	NYMEX
Sold call (1)	January to March 2011	5,000 mmBtu/d	US$6.60	NYMEX
Bought call (1)	January to March 2011	5,000 mmBtu/d	US$6.60	NYMEX
Sold call	March 2011	3,000 mmBtu/d	US$6.25	NYMEX
Fixed – Buy (1)	April 2011	2,500 mmBtu/d	US$5.97	NYMEX
Sold call	July to December 2011	3,000 mmBtu/d	US$6.25	NYMEX

(1) Subsequent to March 31, 2010, these contracts were terminated.

The financial derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended March 31
	2010	2009
Realized gain on financial derivative contracts	$ 9,164	$ 25,149
Unrealized gain (loss) on financial derivative contracts	5,773	(28,069)
Gain (loss) on financial derivative contracts	$ 14,937	$ (2,920)

Subsequent to March 31, 2010, the Trust added the following commodity derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	August to November 2010	1,000 bbl/d	US$88.60	WTI
Fixed – Sell	August to November 2010	1,000 bbl/d	US$88.80	WTI
Fixed – Sell	December 2010	2,000 bbl/d	US$93.11	WTI
Collar – Sell	Calendar 2011	1,000 bbl/d	US$90.00 – 98.00	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Fixed – Buy	May 2010	2,500 mmBtu/d	US$3.96	NYMEX
Fixed – Sell	April 2011	2,500 mmBtu/d	US$5.13	NYMEX

34   Baytex Energy Trust   First Quarter Report 2010

Physical Delivery Contracts

At March 31, 2010, the Trust had the following physical delivery contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
WCS Blend	January to June 2010	1,500 bbl/d	WTI less US$10.75
WCS Blend	January to June 2010	1,500 bbl/d	WTI x 84.50%
WCS Blend	January to June 2010	1,000 bbl/d	WTI less US$12.45
WCS Blend	January to June 2010	1,000 bbl/d	WTI x 83.12%
LLK Blend	February to September 2010	500 bbl/d	WTI less US$10.25
LLK Blend	February to September 2010	500 bbl/d	WTI x 86.85%
WCS Blend	July to December 2010	1,000 bbl/d	WTI less US$14.08
WCS Blend	July to December 2010	1,000 bbl/d	WTI x 81.06%
WCS Blend	July to December 2010	500 bbl/d	WTI less US$13.15
WCS Blend	Calendar 2010	2,500 bbl/d	US$51.04
Condensate	Calendar 2010	575 bbl/d	WTI plus US$2.25 – 2.60
WCS Blend	Calendar 2010	1,500 bbl/d	WTI less US$14.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.74
WCS Blend	Calendar 2010	1,000 bbl/d	WTI x 83.27%
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.25
WCS Blend	Calendar 2010	1,000 bbl/d	WTI x 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI x 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI less US$13.29
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.00
LLB Blend	April to June 2010	500 bbl/d	WTI less US$10.00
LLB Blend	April to June 2010	500 bbl/d	WTI x 87.40%
LLB Blend	July to September 2010	500 bbl/d	WTI less US$10.25
LLB Blend	July to September 2010	500 bbl/d	WTI x 87.20%

Natural Gas	Period	Volume	Price/Unit
Price collar	Calendar 2010	5,000 GJ/d	AECO Cdn$5.00 – 6.28
Price collar	Calendar 2011	2,500 GJ/d	AECO Cdn$5.50 – 7.10
Fixed – Sell	February to November 2011	2,500 GJ/d	AECO Cdn$5.03

Subsequent to March 31, 2010 the Trust added the following physical delivery contracts:

Natural Gas	Period	Volume	Price/Unit
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.80
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.71
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.82
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.88

Liquidity Risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  The Trust manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional trust units. As at March 31, 2010, the Trust had available unused bank credit facilities in the amount of $207 million.

Baytex Energy Trust   First Quarter Report 2010   35

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$ 191,638	$ 191,638	$ -	$ -	$ -
Distributions payable to unitholders	19,917	19,917	-	-	-
Bank loan (1)	257,364	257,364	-	-	-
Convertible debentures (2)	6,402	6,402	-	-	-
Long-term debt (2)	150,000	-	-	-	150,000
	$ 625,321	$ 475,321	$ -	$ -	$ 150,000

(1) The bank loan is a 364-day revolving loan with the ability to extend the term. Unless extended, the bank loan will mature on June 30, 2010.
(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Trust manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at March 31, 2010, accounts receivable included a $4.0 million balance over 90 days (December 31, 2009 - $8.5 million). A balance of $2.0 million (December 31, 2009 - $2.3 million) has been set up as allowance for doubtful accounts.

14. COMMITMENTS AND CONTINGENCIES

At March 31, 2010, the Trust had the following obligations under operating leases and processing and transportation agreements:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$39,956	$4,247	$3,914	$3,768	$3,684	$3,947	$20,396
Processing and transportation agreements	7,914	4,410	3,078	303	96	27	-
Total	$47,870	$8,657	$6,992	$4,071	$3,780	$3,974	$20,396

At March 31, 2010, the Trust had the following power contracts:

Power	Period	Volume	Price/Unit
Fixed – Buy	March 2009 to June 30, 2010	0.6 MW/hr	Cdn$76.89
Fixed – Buy	Calendar 2010	0.1 MW/hr	Cdn$49.43
Fixed – Buy	Calendar 2010	0.2 MW/hr	Cdn$48.93
Fixed – Buy	February to June 2010	0.1 MW/hr	Cdn$44.22
Fixed – Buy	July to December 2010	0.2 MW/hr	Cdn$50.33
Fixed – Buy	July 2010 to December 2011	0.2 MW/hr	Cdn$49.11
Fixed – Buy	January to December 2011	0.2 MW/hr	Cdn$47.71

36   Baytex Energy Trust   First Quarter Report 2010

Other

During 2009, the Company implemented an Income Tracking Unit Plan. Liabilities incurred under this plan are settled in cash on predetermined dates, contingent upon attainment of prescribed payment conditions, including the participant’s service status with the Company and the intrinsic value of reference incentive rights. Liabilities are recorded when the likelihood of the prescribed payment conditions being met can be reasonably estimated. At March 31, 2010, a liability of $0.6 million has been accrued.

At March 31, 2010 and December 31, 2009, there were no outstanding letters of credit.

In connection with a purchase of properties in 2005, the Company became liable for contingent consideration whereby an additional amount would be payable by the Company if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at March 31, 2010, additional payments totaling $7.2 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement; therefore, no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

15. CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.  At March 31, 2010, total net monetary debt was $464.1 million.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new trust units or debt, or sell assets to reduce debt.

The Trust monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. The Trust’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its funds from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank credit facilities, senior subordinated debentures and convertible debentures. The Trust is in compliance with all financial covenants.

Baytex Energy Trust   First Quarter Report 2010   37

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities, including income trusts such as the Trust, was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to a trust’s market capitalization as of the end of trading on October 31, 2006. The safe harbour amounts are 40% for the period from November 2006 to the end of 2007, and 20% per year for each of 2008, 2009 and 2010. The safe harbour amounts are cumulative allowing amounts not used in one year to be carried forward to a future year. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.

On December 4, 2008, the Minister of Finance announced changes to the Guidelines to allow an income trust to accelerate the utilization of the safe harbour amounts for each of 2009 and 2010 so that the safe harbour amounts for 2009 and 2010 are available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for an income trust, but it allows an income trust to use its safe harbour amount remaining as of December 4, 2008 in a single year, rather than staging a portion of the safe harbour amount over the 2009 and 2010 years.

For the Trust, the safe harbour amounts were approximately $730 million for 2006/2007 and approximately $365 million for each of the subsequent three years with any unused amount carrying forward to the next year. The Trust did not issue equity in excess of its safe harbour amounts during 2006, 2007, 2008, 2009, or the first quarter of 2010. As at March 31, 2010, the Trust had an unused safe harbour amount of $1,135.8 million (December 31, 2009 - $1,160.7 million). The Trust is planning to complete a conversion transaction from the current trust structure to a corporate legal form before the end of 2010.

16. SUBSEQUENT EVENTS

Subsequent to the end of the quarter, the Company entered into an agreement to acquire the shares of a private company with heavy oil assets in the Lloydminster area of southwest Saskatchewan. The aggregate cash consideration for the acquisition (net of estimated positive working capital at closing) is approximately $40.9 million, which will be funded by drawing on the Company’s bank credit facilities. The acquisition, which is subject to certain conditions, including shareholder approval and the receipt of all required regulatory and court approvals, is expected to close in late May 2010.

Subsequent to the end of the quarter, the Company entered into an agreement to acquire a number of private entities which will be used in our internal financing structure. The aggregate cash consideration for the acquisition is approximately $37.0 million, which will be funded by drawing on our revolving credit facility.

38   Baytex Energy Trust   First Quarter Report 2010

ABBREVIATIONS

AECO	the natural gas storage facility located at Suffield, Alberta	mcf/d	thousand cubic feet per day
AcSB	Accounting Standards Board	mmbbl	million barrels
bbl	barrel	mmboe*	million barrels of oil equivalent
bbl/d	barrel per day	mmBtu	million British Thermal Units
bcf	billion cubic feet	mmBtu/d	million British Thermal Units per day
boe*	barrels of oil equivalent	mmcf	million cubic feet
boe/d*	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
GAAP	generally accepted accounting principles	MW	Megawatt
GJ	gigajoule	NGL	natural gas liquids
GJ/d	gigajoule per day	NYMEX	New York Mercantile Exchange
LIBOR	London Interbank Offered Rate	NYSE	New York Stock Exchange
LLB	Lloyd Light Blend	OECD	Organization for Ecoomic Co- operation and Development
LLK	Lloyd Kerrobert	OPEC	Organization of the Petroleum Exporting Countries
mbbl	thousand barrels	TSX	Toronto Stock Exchange
mboe*	thousand barrels of oil equivalent	WCS	Western Canadian Select
mcf	thousand cubic feet	WTI	West Texas Intermediate

*	BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Trust   First Quarter Report 2010   39

CORPORATE INFORMATION

BOARD OF DIRECTORS
Raymond T. Chan
Executive Chairman
Baytex Energy Ltd.

John A. Brussa (2)(3)(4)
Partner
Burnet, Duckworth & Palmer LLP

Edward Chwyl(2)(3)(4)
Lead Independent Director
Independent Businessman

Naveen Dargan(1)(2)(4)
Independent Businessman

R. E. T. (Rusty) Goepel(1)
Senior Vice President
Raymond James Ltd.

Anthony W. Marino
President & Chief Executive Officer
Baytex Energy Ltd.

Gregory K. Melchin(1)
Independent Businessman

Dale O. Shwed(3)
President & Chief Executive Officer
Crew Energy Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Reserves Committee
(4) Member of the Nominating and Governance Committee

HEAD OFFICE
Suite 2200, Bow Valley Square II
205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T 403-269-4282
F 403-205-3845
Toll-free: 1-800-524-5521
www.baytex.ab.ca

Effective June 1, 2010:
Centennial Place, East Tower
2800, 520 - 3rd Avenue SW
Calgary, Alberta  T2P 0R3
T 587-952-3000
F 587-952-3029

AUDITORS
Deloitte & Touche LLP

BANKERS
The Toronto-Dominion Bank
Bank of Nova Scotia
BNP Paribas (Canada)
Canadian Imperial Bank of Commerce
National Bank of Canada
Royal Bank of Canada
Société Générale
Union Bank of California

OFFICERS
Raymond T. Chan
Executive Chairman

Anthony W. Marino
President & Chief Executive Officer

W. Derek Aylesworth
Chief Financial Officer

Marty L. Proctor
Chief Operating Officer

Randal J. Best
Senior Vice President,
Corporate Development

Stephen Brownridge
Vice President, Exploration

Murray J. Desrosiers
Vice President,
General Counsel and Corporate Secretary

Brett J. McDonald
Vice President, Land

Timothy R. Morris
Vice President, U.S. Business Development

R. Shaun Paterson
Vice President, Marketing

Richard P. Ramsay
Vice President, Heavy Oil

Mark F. Smith
Vice President, Conventional Oil & Gas

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

RESERVES ENGINEERS
Sproule Associates Limited

TRANSFER AGENT
Valiant Trust Company

EXCHANGE LISTING
Toronto Stock Exchange
Symbol: BTE.UN

New York Stock Exchange
Symbol: BTE